Exhibit 99.1

CLPS INCORPORATION ® NASDAQ: CLPS

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 2 / 16 DISCLAIMER All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions . We operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements .

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. Digital transformation provider 3 / 16 We provide digital transformation with a focus on financial and technology in the banking, wealth management, e - commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. Founded in 2005 , we are an early entrant into China’s IT services sector 2,400+ IT professionals 10 locations across the M ainland China; 8 global centers Banking Core banking, credit card, wealth management and digital banking. end - to - end Wealth Management Securities Trading System, Margin, Fund Trading, Liquidity, Risk Management E - Commerce Risk control, data analysis, search, big data, cross - border transaction Automotive GPS for Pioneer, AI for Power Charger, Car control system. Main board system, Self - Driving System

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 4 / 16 Digital transformation implementation

Constant innovation of solutions and human capital

Research and application of cutting-edge technology

i-Lab

Cloud Computing



Big Data



RPA



Blockchain



Distributed App



Microservices



Open API


API

- Promotes products and solutions based on:
  - New technology and research
  - Application innovations
  - Technical and business experts
- Continuously improves tech innovation capability and market competitiveness
- Important driver of CLPS growth

Ability to deliver highly trained staff

Academy

- Established platform ("CLPS Academy") to recruit, train, develop and retain employees
- Collaboration with 100+ universities to leverage technical curriculum and provide professional certifications through the Talent Creation Program (TCP)
- Development of deep pool of talent to support complex IT projects
- IT professionals who undergo continuous internal training programs via Talent Development Program (TDP) to better serve clients

5 / 16

© 2020 CLPS Inc. All rights reserved.
Any unauthorized copying or distribution of this material is prohibited.

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 6 / 16 Business Highlights Flexible and scalable business model Positioned for success in a strong global industry: Long - standing relationships with blue - chip customer base Significant opportunity for growth: Global expansion strategy Globally competitive and experienced IT professionals Highly experienced management team of industry veterans in IT services, software, talent acquisition, and finance Expertise in service delivery to maintain high level of client satisfaction

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 7 / 16 Flexible and scalable business model IT Consulting • Over 90% of business operation • Strengthen our expertise in the industry verticals to leverage our industry knowledge • Grow client base (domestic & overseas) Offshore Development Center • Meet client demands in a cost - effective manner while retaining significant operational flexibility. Customized IT Solution • Application of suitable technology to ensure information security and IPR protection. • Building and management of high quality and efficient software development, maintenance and testing. Product Implementation • Blockchain - based loyalty reward solution to domestic banks • Implementation of Robotic Process Automation (RPA) to internal management system TCP and TDP • Attracting , training, developing human capital base to ensure the sustainable supply of financial IT talent resources . • 16% attrition rate which is lower than the market average Driving Transformation and Innovation • Migration of credit card system’s essential parts to cloud • Establishment of Qinson Credit Card company to cater to the credit card service demands of the financial industry. • Utilization of RPA, cloud, and big data into the recruitment system, etc.

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 8 / 16 Our client base includes global institutions in China , US, Europe, Australia, and Hong Kong Positioned for success in a strong global industry: Long - standing relationships with blue - chip client base Banking Wealth Management E - Commerce Automotive

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 9 / 16 The Sum of Bank IT Spending Across North America, Europe, Asia - Pacific, and Latin America is Expected to Grow to US$309 billion by 2022 $309 • Advances in technology and global consumer demand for digital customer experiences are creating new investment incentives for institutions globally . • Margin pressures in core areas of the business are pressuring banks to increase spending on IT . • Shifting focus towards finding new sources of value while increasing efficiency across traditional cost centers . Source: Celent , Global Tech Spending Forecast: Banking Edition, 2019 Significant opportunity for growth: Global expansion strategy

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 10 / 16 Globally competitive and experienced IT professionals Aligning 95% consultants to 100% utilization Balancing Skill and Capabilities in Aging and Modern Solutions Multilingual Capability English, Mandarin, Japanese, etc. Onsite - Support Technology Talents (2,400+ Staff) 40% Women in Technology Revenue Center ( 92%) 2,400 + Billable

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 11 / 16 Raymond Ming Hui Lin Co - Founder , CEO and Director • Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery. • He has overall responsibility for creating, planning, implementing, and integrating the strategic trajectory of the Company. Rui Yang Acting CFO • Ms. Yang has over 10 years of financial experiences in the financial and IT industry . • Ms . Yang holds the PRC Certified Public Accountant certificate . • She manages the financial actions of the Company such as tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions. Li Li COO • Mr. Li has 20 years of professional and IT experience in the financial and IT industry. He served as Director, Head of Business Analysis & Quality Engineering at a major credit card payment processing company in China and as Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia China. • He oversees the day - to - day administrative and operational functions of the Company. Highly experienced management team of industry veterans in IT services, software, talent acquisition, and finance Srustijeet Mishra CEO - SEA Region • Mr. Mishra has more than 20 years of experience in the IT industry with expertise in providing professional IT services for financial and IT institutions across Southeast Asia and Europe. • He shapes the strategic agenda of the Company in South East Asia region, and setting strategies to ensure the growth, profitability and success of the Company .

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 12 / 16 Expertise in service delivery to maintain high level of client satisfaction Allowing customers to maintain competitive advantage in operating costs • To ensure the smooth operation of customer’s IT system • To enhance IT system in high performance: develop new business and maintenance T o leverage the opportunities of digitalization: optimize business operation, better employee/ customer experience, value from data Digitalization System Stability and High Performance Cost - effectiveness SUCCESS

Financial Highlights- Fiscal Year 2019



IT Consulting
IT Solutions
Other Services
$64.9
$0.1
$3.0
$61.8
$48.9
$0.1
$1.6
$47.2
$31.4
$0.4
$1.8
$29.1
2017
2018
2019

For the fiscal year ended June 30

($ mm)	For the fiscal year ended June 30,		
	2019 (Audited)	2018 (Audited)	2017 (Audited)
Revenue	64.9	48.9	31.4
IT Consulting Services	61.8	47.2	29.1
Customized IT Solution Services	3.0	1.6	1.8
Others	0.1	0.1	0.4
Gross Profit	23.8	17.7	12.7
Gross Margin	36.6%	36.1%	40.5%
Non-GAAP Operating Income	3.2	1.7	1.6
Non-GAAP Operating Margin	5.0%	3.5%	6.5%
Non-GAAP Net Income Attributable to CLPS Inc	3.7	2.4	2.0
Non-GAAP EPS (diluted)	0.27	0.21	0.18

Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Inc is net income attributable to CLPS Incorporation's shareholders excluding share-based compensation expenses. Diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance.

CLPS Global IT Services

13 / 16

© 2020 CLPS Inc. All rights reserved.
Any unauthorized copying or distribution of this material is prohibited.

Financial Highlights- First Half of Fiscal Year 2020



IT Consulting
IT Solutions
Other Services
$22.2
$0.1
$0.5
$21.6
$30.8
$0.1
$0.9
$29.8
$42.6
$0.3
$0.7
$41.6
2017
2018
2019

For the six months ended December 31

($ mm)	For the six months ended December 31,		
	2019 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Revenue	42.6	30.8	22.2
IT Consulting Services	41.6	29.8	21.6
Customized IT Solution Services	0.7	0.9	0.5
Others	0.3	0.1	0.05
Gross Profit	15.4	11.2	8.9
Gross Margin	36.2%	36.4%	39.9%
Non-GAAP Operating Income	2.3	2.0	1.1
Non-GAAP Operating Margin	5.4%	6.5%	4.9%
Non-GAAP Net Income Attributable to CLPS Inc	3.4	2.6	1.3
Non-GAAP EPS (diluted)	0.24	0.18	0.12

Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Inc is net income attributable to CLPS Incorporation's shareholders excluding share-based compensation expenses. Diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance.

CLPS® Global IT Services

14 / 16

© 2020 CLPS Inc. All rights reserved.
Any unauthorized copying or distribution of this material is prohibited.

© 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 15 / 16 Investment Highlights • YoY growth rate of 38.2% (as of first half of fiscal year 2020) • Net income attributable to CLPS Incorporation's shareholders for the first half of 2020 turned profitable to $2.4 million compared to a loss of $1.4 million in the same period last year • Continued implementation of global expansion strategy • Research and application of innovative technology • Investing in training and development of our world - class human capital base through our TCP and TDP • Well positioned for providing digital transformation services